MAG SILVER CORP.

Suite 770, 800 West Pender Street
Vancouver, British Columbia  V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company”) will be held at the offices of Lawson Lundell LLP, Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 at 2:00 p.m. (Pacific time) on Tuesday, June 22, 2010 for the following purposes:

1.

To receive the report of the directors of the Company;

2.

To receive the audited financial statements of the Company for the financial year ended December 31, 2009 and accompanying report of the auditor;

3.

To set the number of directors  of the Company at eight;

4.

To elect the directors of the Company for the ensuing year;

5.

To appoint Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company for the ensuing year at a remuneration to be fixed by the directors;

6.

To approve the amendment of the Stock Option Plan of the Company;

7.

To approve the continuation of the Shareholder Rights Plan of the Company; and

8.

To transact such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to and expressly made a part of this Notice of Meeting.  A copy of the Stock Option Plan and a copy of the Shareholder Rights Plan Agreement may be inspected at the registered office of the Company, 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 during statutory business hours prior to the Meeting.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 2:00 p.m. (Pacific time) on Friday, June 18, 2010 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 21, 2010.

MAG SILVER CORP.

“Daniel MacInnis”
by: _____________________________
Daniel MacInnis
President